February 12, 2009

VIA EDGAR AND HAND DELIVERY

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Integral Systems, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2008

Form 8-K Filed December 11, 2008

Definitive Proxy Statement Filed January 22, 2009

File No. 000-18603

Dear Mr. Krikorian:

We refer to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated January 29, 2009, setting forth comments to the annual report on Form 10-K for the fiscal year ended September 30, 2008 (the “Form 10-K”) of Integral Systems, Inc. (“Integral Systems” or the “Company”), the current report on Form 8-K filed by the Company on December 11, 2008 (the “Form 8-K”) and the Company’s definitive proxy statement filed on January 22, 2009 (the “Proxy Statement”). Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

This response letter has been filed via EDGAR, tagged as “CORRESP.” The Company will deliver an original of this letter via hand delivery.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 28

Results of Operations, page 33

1.

Your discussion of the results of operations frequently does not quantify sources of material changes. For example, refer to disclosure on your page 34 addressing the increase in government systems revenue. Please note that prefacing the reference to these sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 34-26831. In future filings, please quantify the sources of material changes and offsetting factors. Please note that this comment also applies to your filings on Form 10-Q.

The Company will quantify the sources of material changes and, where applicable, will quantify the contribution of two or more factors to such material changes, including offsetting factors, in its future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission.

Item 8. Financial and Supplementary Data, page F-1

Consolidated Statements of Operations, page F-7

2.	We note your revenue arrangements accounted for as multiple-element contracts and as contract revenue in accordance with SOP 97-2 as well as your revenue arrangements accounted for in accordance with SAB 104 as disclosed on your page F-14. We further note your single line item of contract revenue and related costs in your Consolidated Statements of Operations. It appears that you classify all revenues and related costs as a single line item. If true, please explain your basis of presentation. Indicate why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates, and footnote disclosures include a discussion of your basis of presentation and discuss the reasons for such presentation.

Historically, the Company classified all revenue as a single line item in its consolidated statements of operations. The Company reviewed its presentation of its revenue arrangements and has given consideration to Rule 5-03(b)(1) and (2) of Regulation S-X. In its consolidated statement of operations included in its Quarterly Report on Form 10-Q for the first quarter of 2009 (period ending December 26, 2008), the Company determined it to be appropriate to present three categories of revenue:

(1)	contract revenue;

(2)	product revenue; and

(3)	Software maintenance revenue.

The Company further determined it to be appropriate to present two categories of cost of revenue:

(1)	contract and software maintenance cost of revenue; and

(2)	product cost of revenue.

Absent any material change in the Company’s business, the Company intends to present these classifications of revenue and cost of revenue, with consideration given to presentation of comparable periods, in its future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission.

Note 2 – Summary of Significant Accounting Policies, page F-10

(c) Reclassification, page F-11

3.	You disclose that certain balance sheet amounts have been reclassified. Describe the reasons for the changes to the previously reported amounts for accounts payables, accrued expenses, and deferred revenue. We may have further comments.

In connection with the preparation of its financial statements for fiscal year 2008, the Company noted two errors in the classification of liabilities on its September 30, 2007 balance sheet relating to an understatement of accrued expenses in the amounts of $1.6 million and $0.6 million, that had been improperly presented as accounts payable and deferred revenue, respectively. The Company concluded that these amounts were immaterial reclassifications to accrued expenses, both individually and in the aggregate, especially given the nature of the accounts and that there is no impact on either total current liabilities or working capital as of September 30, 2007.

(n) Revenue, page F-13

4.	Explain why you have not presented a long-term unbilled receivable balance in prior years. Indicate whether this account is a result of new contract terms that have not been previously granted to customers in the past. If so, explain your ability to make reasonably dependable estimates in order to apply the percentage-of-completion method to these “new” contracts. See paragraphs 23 to 26 of SOP 81-1. In addition, please indicate how you distinguish “recoverable cost” that is included in unbilled receivables from “recoverable materials” that is included in deferred contract costs. Further, indicate how these contracts are discussed and analyzed in your MD&A under your results of operations and liquidity disclosures.

The Company had not presented a long-term unbilled receivable balance in years prior to fiscal year 2008 because, in such prior years, the Company did not have unbilled receivables that it did not expect to collect within one year. The long-term unbilled receivable balances recorded on the Company’s balance sheet as of September 30, 2008 relate to recoverable costs incurred in connection with existing, not new, Government Systems cost-plus-fee contracts. These recoverable costs are driven by pricing based on costs incurred to perform services under contracts with the U.S. government and are not related to “recoverable material”. Cost-based pricing is determined under the Federal Acquisition Regulation, which provides guidance on the types of costs that are allowable in establishing prices for goods and services and allowability and allocability of costs to contracts under U.S. government contracts. Allocable costs are billed to the U.S. government based upon approved provisional billing rates. The Company has incurred allocable costs that the Company believes are allowable and reimbursable under its contracts, but which are higher than the approved provisional billing rates. The contracts impacted by the higher allocable costs are disclosed in the Form 10-K under

“Management Discussion and Analysis of Financial Condition and Results of Operations — Fiscal Year Ended September 30, 2008 compared to Fiscal Year Ended September 30, 2007”, in the discussion relating to the increase in revenue from the Government Systems segment.

The unbilled revenues that are not expected to be collected within one year relate to the difference between the actual incurred costs and the amount based on the approved provisional billing rates for costs incurred on existing contracts during the third and fourth quarters of fiscal year 2008. There was no corresponding long-term unbilled receivable balance at September 30, 2007.

The Company will include adequate disclosure of the nature of the long-term unbilled receivable balance, and will continue to evaluate the proper classification of the short-term and long-term unbilled balances, in its future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission.

Note 16 – Quarterly Financial Data (unaudited), page F-32

5.	We note your disclosure on the restatement of previously filed unaudited financial statements for the interim periods ended December 31, 2007, March 30, 2008, and June 30, 2008. Provide us with greater insight into the errors in the “accounting treatment.” In this regard, tell us how the “timing of the recognition of revenue between periods” was impacted by these errors and how they were identified. Tell us what consideration you gave to providing specific information of this nature within your filing.

In connection with the audit for fiscal year 2008, errors in the Company’s revenue recognition were identified. The significant majority of the errors relate to the timing of the recognition of revenue between periods and accounted for $10.5 million in revenue that has been deferred from the first three quarters of fiscal year 2008 (the “restatement period”) to future periods. The majority of these errors are comprised of the following four accounting matters:

Timing of Revenue Recognition for Advance Purchases of Equipment. The Company made large dollar advance purchases of equipment on certain of its contracts. Errors were identified during the audit relating to the timing of revenue recognition with respect to these contracts. The Company incorrectly included advanced purchases of equipment in its progress towards completion calculations under the cost-to-cost method and overstated the percentage of completion otherwise determinable on certain contracts. In accordance with paragraph 50 of SOP 81-1, the Company removed the advance purchases from its calculations in connection with the restatement. The correction of these errors resulted in a net deferral of $7.0 million in contract revenue.

Timing of Revenue Recognition on Multiple Element Contracts Involving Post-contract Customer Support and Post-delivery Implementation Services. Errors were identified during the audit with respect to the timing of revenue recognition for the PCS-related services element on certain of the Company’s contracts. The Company has concluded that it improperly accounted for the PCS-related services element within its percentage of completion calculation. The Company has established vendor specific objective evidence of the fair value of the PCS-related services. Through its restatement, the Company has corrected the accounting for the PCS-related services element, deferring and recognizing revenue for the PCS-related services over the service period, and accounting for the residual contract value on a percentage-of-completion basis. The correction of this error resulted in the net deferral of $1.9 million in revenue initially recognized in the restatement period.

Timing of Revenue Recognition on Multiple Element Contracts Involving Software Licenses. Errors were identified during the audit with respect to the timing of revenue recognition relating to an upfront license fee on one of the Company’s contracts. The Company improperly recognized upfront license fee revenue of $2.4 million. Through its restatement, the Company applied percentage-of –completion accounting under SOP 81-1 for the entire contract, which resulted in the deferral of $1.3 million of revenue initially recognized during the restatement period.

Timing of Revenue Recognition on Certain Contracts That Do Not Involve Significant Customization, Modification, or Production. The Company’s subsidiaries Real Time Logic, Inc. and SAT Corporation have certain contracts that do not require significant customization to configure the products sold to those customers. These contracts were incorrectly accounted for under the percentage-of-completion method. Through its restatement, the Company has determined that revenue should be recognized in accordance with SOP 97-2, therefore the revenue recognition point is upon customer acceptance or upon shipment, as appropriate, and upon having met all revenue recognition criteria defined in SOP 97-2. The correction of this error resulted in the deferral of $296,000 during the restatement period.

6.	Tell us the effect of the error correction on deferred revenue, or any other financial statement line item not already identified within your filing, for each period impacted. In this regard, we note your disclosure within your Form 8-K filed December 11, 2008 that you “expect to realize in fiscal year 2009 a majority of the revenue and earnings that are being deferred.” We refer you to paragraph 26.a. of SFAS 154.

Below is the effect of the restatement as it relates to the balance sheet:

	Balance Sheet
	(in millions)
	December 31, 2007	March 31, 2008	June 30, 2008
	(actual)	(actual)	(actual)
Unbilled revenues	$(1.0)	$(4.5)	$(9.1)
Deferred revenues	$2.4	$6.0	$1.1
Deferred contract costs	$—	$5.5	$6.4
Inventory	$—	$0.5	$—

In addition to the line items identified in footnote 16 to the financial statements at pages F-32 and F-33 of the Form 10-K, the correction of errors resulting from the restatement had an impact of $10.5 million in revenues, $6.6 million in costs, and $3.9 million in pre-tax income deferred as result of the restatement. The Company realized and expects to realize such amounts during the following periods:

	Statement of Operations
	(in thousands)
	Q4 FY08	Q1 FY09	Q2-Q4 FY09 (1)	FY10 (1)
	(actual)	(actual)
Total revenue	$1.0	$2.6	$6.8	$0.1
Cost of revenue	$—	$0.9	$5.7	$—
Gross profit	$1.0	$1.7	$1.1	$0.1

(1)	Estimates for the last three quarters of fiscal 2009 and fiscal 2010 reflect estimated projections as to when certain events may occur. These events may occur sooner than currently anticipated, or could be delayed. Therefore, the actual timing of the realization of these deferred contract revenues may differ from our current estimates presented above.

Item 9A. Controls and Procedures, page 42

Management’s Report on Internal Control Over Financial Reporting, page 42

7.	You state that: “As a result of these material weaknesses, we concluded that our internal control over financial reporting was not effective as of September 30, 2008.” If true, please confirm that this is your management’s assessment of the effectiveness of your internal control over financial reporting as of the end of the your most recent fiscal year, as required by Item 308 of Regulation S-K. Please include similar disclosure in future filings.

The Company confirms that the statement, “As a result of these material weaknesses, we concluded that our internal control over financial reporting was not effective as of September 30, 2008” is the Company’s management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of the end of the Company’s most recent fiscal year ended September 30, 2008. The Company also confirms that it will include similar disclosure in future filings until such time as such material weaknesses are corrected. The Company further confirms that it will include disclosure in future filings that the conclusions with respect to the Company’s internal controls over financial reporting are the Company’s management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of the end of the applicable period.

Item 15. Exhibits and Financial Statement Schedules, page 46

8.	You state that through your subsidiaries you have several cooperation agreements with a French supplier for certain modem systems that you further customize and deliver to your customers, and that your business could be adversely impacted by factors affecting your supplier or the unanticipated termination of the cooperation agreements. Please provide us with your analysis as to how you determined not to file these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company provided the referenced disclosure in its risk factors because, to the Company’s knowledge, this supplier currently is the only supplier of the referenced modem systems. If the supplier were to become unable or unwilling to deliver such components to the Company, the Company’s business could be adversely affected for a limited period, as described below. While the continued ability to acquire the referenced modem systems from the supplier is a risk to the Company, the Company does not consider the cooperation agreements with the supplier, either individually or in the aggregate, to be material to the Company. A contract that would otherwise be required to be filed under Item 601(b)(10)(ii) of Regulation S-K need not be filed if the contract is “immaterial in amount or significance;” which is the case with respect to these cooperation agreements, for several reasons. First, the modems purchased from this supplier are used for products that account for a small portion of the Company’s revenues and net income, and the Company’s business is not materially dependent on these modems. Second, the cooperation agreements referenced above are not, either individually or in the aggregate, material in amount because losing the benefit of these agreements would not have a material effect on the Company’s revenue or income. Furthermore, although the agreements provide pricing to the Company that is favorable, the terms are not so favorable that if the Company were to purchase these modems on the market or develop them itself, it would have a material impact on the Company’s results of operations. Finally, and most significantly, this relationship is less important to the Company today than was the case several years ago because the Company has since developed the technology to quickly create a replacement capability for the modems internally, using the Company’s engineering resources and intellectual property. The Company now believes that, if this relationship and the agreements were to be terminated, the Company would be in the market shortly with its own competitive market products, if it elected to continue to participate in this market. Accordingly, the Company believes that not only are the agreements not material, but the relationship is now not as important as it once was. Based on the foregoing analysis, the Company determined that such cooperation agreements are not material contracts subject to the filing requirements of Item 601(b)(10) of Regulation S-K. The Company intends to clarify its risk factor disclosure regarding this supplier in its next periodic report filed with the Securities and Exchange Commission.

Definitive Proxy Statement Filed January 22, 2009

Executive and Director Compensation, page 21

Compensation Discussion and Analysis, page 21

Executive Compensation, Philosophy and Overview, page 21

9.	You state that your Chief Executive Officer provides your Compensation Committee with recommendations regarding other named executive officer’s compensation packages. In future filings, please disclose the extent to which the Chief Executive Officer’s recommendations impacted the amounts received by the named executive officers.

The Company hereby confirms that, if applicable, it will disclose in future filings the extent to which the Chief Executive Officer’s recommendations impacted the amounts received by the Company’s named executive officers.

Current Executive Compensation Elements, page 23

Fiscal Year 2008 Actual Performance and ICP Award Payouts, page 26

10.	In future filings, please provide a clear quantitative and qualitative discussion linking the achievement of the performance measures (Company/division/individual) to the amount of annual cash incentive bonuses actually paid to each named executive officer.

The Company respectfully submits that the Proxy Statement describes each quantitative factor used by the Compensation Committee in determining the annual cash incentive bonuses paid to each named executive officer under the ICP. The amount paid for any single performance measure was a function of a named executive officer’s target bonus, the relative percentage assigned to his corporate, divisional and individual components, the relative weighting of each performance measure within the applicable component and the performance multiplier assigned to each measure based on actual performance against the plan. The Proxy Statement describes each of these factors as set forth below.

The target bonus of each named executive officer participating in the ICP is described on page 24 under the heading “Fiscal Year 2008 ICP Target Opportunities” and is set forth in the Grants of Plan-Based Awards table. Each named executive officer had a target bonus equal to 30% of base salary.

Pages 24 and 25 of the Proxy Statement describe the components of each named executive officer’s annual incentive bonus under the ICP. For named executive officers who were not responsible for a division, 50% of their target bonus was payable based on the achievement of corporate goals and 50% was payable based on the achievement of individual awards. For named executive officers who were responsible for a division, 40% of their target bonus was payable based on corporate performance, 40% was based on divisional performance and 20% was based on individual performance.

The Proxy Statement further describes each performance measure within the corporate and divisional components on page 25 and lists the relative weight of each measure. For each measure, the percentage of the bonus actually paid was dependent on the performance against the plan as described on page 25. As described therein, the percentage of the target earned, called the “performance multiplier” was determined based on the actual percentage achievement of the performance measure.

Finally, page 26 provides information regarding the actual achievement of the corporate and divisional performance measures as well as the percentage paid for each named executive officer’s individual component. Each of these quantitative inputs was then used to calculate the resulting bonus paid to each named executive officer disclosed in the Summary Compensation Table. The Company respectfully submits that it clearly described the criteria, targets and resulting performance for each such performance measure.

To the extent that the Company’s future annual incentive plans are designed with multiple performance measures and/or with a performance multiplier, the Company will include in the Compensation Discussion and Analysis the performance multiplier applied to each such measure and the actual dollar amount paid for each measure.

With respect to the request for a qualitative discussion linking the achievement of the performance measures (Company/division/individual) to the amount of annual cash incentive bonuses actually paid to each named executive officer, the Company respectfully submits that the corporate and division metrics were based solely on the achievement of specified numerical targets (as described above) and, thus, did not involve factors that could be discussed qualitatively. The Company’s discussion of individual performance metrics is addressed in response to Comment 11, below.

11.	In future filings, please provide a more detailed discussion of how you quantified individual performance considerations to determine the percentage of this component achieved by each named executive officer.

The Company respectfully submits that the individual performance component of the ICP cannot be quantified beyond what is disclosed in the Proxy Statement as the percentage paid for this component involves subjective assessments of named executive officer performance. Moreover, the Proxy Statement provides a detailed discussion of how these subjective assessments translated into objective pay determinations for the named executive officers who participated in the ICP.

On page 24 under the heading “Fiscal Year 2008 ICP Target Opportunities” and in the Grants of Plan-Based Awards table, the Company discloses that the target bonus for each named executive officer participating in the ICP was equal to 30% of base pay. Pages 24 and 25 also state that the percentage of the target bonus payable based on the achievement of individual goals (i.e., the individual component) was either 50% or 20%, depending on whether the named executive officer was responsible for divisional performance. As discussed on page 22 of the Proxy Statement, these individual goals were developed at the beginning of the fiscal year and then, at the end of the year, the Chief Executive Officer assessed each other executive officer’s performance against these goals and provided the Compensation Committee with a performance appraisal for each executive officer. The Compensation Committee then considered this assessment when determining the percentage of the individual component to be awarded with respect to each named executive officer. Thus, there were no objective standards or criteria that dictated the percentage bonus ultimately awarded for the individual component. Instead, achievement of the individual component involved subjective determinations by the Chief Executive Officer and the Compensation Committee of each named executive officer’s performance.

On pages 26-27 of the Proxy Statement, the Company discussed the material individual performance considerations for each of the named executive officers who participated in the ICP. This discussion reviewed the specific contributions of each such named executive officer and characterized the resulting assessment of those contributions both in subjective terms and in how that assessment translated into the percentage of the component achieved by each such named executive officer.

12.	You state that your Compensation Committee exercised its discretion to increase the performance multiplier for the corporate and Government Division Bookings targets as a result of the outstanding and exceptional achievement of the EPS goal. In future filings, please provide a quantitative and qualitative discussion of how much the performance multiplier was increased, and the overall impact this had on the specific amount of annual cash incentive bonus awarded to each named executive officer.

The Company hereby confirms that in future filings, if the Compensation Committee has exercised discretion to increase performance multipliers for targets, it will provide a quantitative and qualitative discussion of how much the performance multiplier was increased and the overall impact this increase had on the specific amount of annual cash incentive bonus awarded to each named executive officer.

Long-Term Equity Based Compensation, page 28

13.	In future filings, please provide a more detailed discussion and analysis of how the factors your compensation committee considered when deciding to issue stock options resulted in the amount of stock options actually granted to each named executive officer. For example, but without limitation, discuss why the fact that the Company did not grant equity awards in fiscal years 2006 and 2007 resulted in a larger than historical grant.

The Company hereby confirms that, if applicable, it will provide in future filings a more detailed discussion and analysis of how the factors the Compensation Committee considered when deciding to issue stock options resulted in the amount of stock options actually granted to each named executive officer.

Grants of Plan-Based Awards for Fiscal 2008, page 33

14.	Please explain your reason for including options awarded under your 2008 Stock Incentive Plan in column (j) of this table instead of columns (f) through (h). See Item 402(d)(2)(iv) of Regulation S-K.

As disclosed on page 36 of the Proxy Statement, all stock options granted in 2008 and reported as the “2008 Option Grant” in the Grants of Plan-Based Awards table “vest ratably over three years on the first, second and third anniversaries of the grant date.” Additionally, Mr. Higginbotham’s stock options reported as a “New Hire Grant” in the table “vest ratably over four years on each of the first four anniversaries of the grant date.” In other words, all stock options granted in 2008 vest based on the passage of time and continued service and are not conditioned on the satisfaction of performance measures or conditions. Thus, the Company respectfully submits that the stock options granted in 2008 are not “equity incentive plan” awards within the meaning of Item 402(a)(6)(iii) (which are to be disclosed in columns (f) through (h) pursuant to Item 402(d)(2)(iv)) and were appropriately included in column (j) of the Grants of Plan-Based Awards table pursuant to Item 402(d)(2)(vi).

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*    *    *    *

We appreciate this opportunity to provide our views to the Staff. If you wish to discuss any of the foregoing comments, please call me at (301) 731-4233 ext. 1244.

Very truly yours,

/s/ William M. Bambarger, Jr.
William M. Bambarger, Jr.
Chief Financial Officer

cc:	John B. Higginbotham, Integral Systems, Inc.

Keri Day, Ernst & Young LLP

Howard B. Adler, Gibson, Dunn & Crutcher LLP